

August 30, 2011

Via E-mail
Dennis Eidson
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

   Re: Spartan Stores, Inc.
     Form 10-K for Fiscal Year Ended March 26, 2011
     Filed May 16, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed June 24, 2011
     Form 8-K
     Filed July 27, 2011
     File No. 0-31127

Dear Mr. Eidson:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 26, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

Restructuring, Asset Impairment and Other, page 25

1. We note you provide a list of the items included in restructuring, asset impairment and other expense without any substantive discussion of the reasons for the charges and/or

adjustments to the charges. Please refer to Item 303(a)(3) of Regulation S-K and the Commission's guidance regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in SEC Release 34-48960 and tell us your consideration of elaborating on your disclosure to explain the facts and circumstances surrounding each significant restructuring, asset impairment and other charge or adjustment.

Critical Accounting Policies, page 27
Goodwill, page 28

2.   Please tell us whether the fair values of your reporting units are substantially in excess of carrying value or are at risk of failing step one of the impairment test. If your reporting units are not at risk of failing step one of the test please disclose that fact or provide the following disclosures for each reporting unit that is at risk of failing step one of the test:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Liquidity and Capital Resources, page 30

3.   With respect to your discussion of consolidated Adjusted EBITDA and Adjusted EBITDA by segment on pages 32 and 33, please refer to Item 10(e) of Regulation S-K and our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm (hereinafter "our Non-GAAP C&DIs") and address the following:

- You disclose that Adjusted EBITDA is defined under the terms of your credit facility, and it appears that you present Adjusted EBITDA as a both a non-GAAP liquidity measure and non-GAAP performance measure. Please revise your disclosure to clarify whether Adjusted EBITDA is a material covenant contained in your credit agreement and whether Adjusted EBITDA is presented as both a non-GAAP liquidity measure and performance measure. If you present Adjusted EBITDA as a non-GAAP liquidity measure because the covenant represents a material term of the credit agreement, please tell us your consideration of disclosing the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. If the covenant is not a material term of the credit agreement, please note that the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K regarding charges or

        liabilities that are required to be cash settled would apply to your disclosure of
Adjusted EBITDA as a non-GAAP liquidity measure. As such, please tell us why
you believe you have complied with this exclusion given that it appears certain of the
adjustments to arrive at Adjusted EBITDA required or will require cash settlement.
Refer to Question 102.09 of our Non-GAAP C&DIs.

- Based on the context of your disclosures regarding Adjusted EBITDA and your
disclosure that Adjusted EBITDA has been included as a measure of your operating
performance and historical ability to service debt, it appears you provide Adjusted
EBITDA as both a non-GAAP liquidity measure and a non-GAAP measure of your
operating performance. As such, in addition to the reconciliation of Adjusted
EBITDA to net income, please also provide a reconciliation of Adjusted EBITDA to
net cash provided by operating activities. Also note all three major categories of the
statements of cash flows should be presented when a non-GAAP liquidity measure is
presented. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of our
Non-GAAP C&DIs. Finally, in addition to your disclosure regarding the usefulness
of Adjusted EBITDA as a liquidity measure (e.g., because it reflects the resources
available for strategic investments and debt service), please disclose why
management believes Adjusted EBITDA is useful to investors as a measure of your
operating performance. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

- We note that Adjusted EBITDA is not the segment measure you present in your
financial statements to comply with ASC 280; therefore, your disclosure of Adjusted
EBITDA by segment is subject to all of the provision of Item 10(e) of Regulation S-K
regarding non-GAAP financial measures. Refer to Question 104.03 of our Non-
GAAP C&DIs. As such, please tell us why you believe your disclosure of Adjusted
EBITDA by segment complies with the exclusion in Item 10(e)(1)(ii)(A) of
Regulation S-K regarding adjustments to a liquidity measure for charges that are
required to be cash settled. In addition, please disclose the reasons why you believe
that presentation of the non-GAAP financial measures provides useful information to
investors regarding your financial condition and results of operations. Refer to Item
10(e)(1)(i)(c) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 43

Note 1 – Summary of Significant Accounting Policies and Basis of Presentation, page 43

4.   Please refer to ASC 605-45-50-2 and tell us your consideration of disclosing your policy
for classifying shipping and handling costs in the consolidated statements of earnings. If
shipping and handling costs are material and are not classified in cost of sales, please
disclose both the amount of such costs and the line item or items on the statements of
earnings that include them. Please also refer to ASC 605-45-45-20 and tell us your
consideration of revising your revenue recognition policy to address your treatment of
amounts billed to distribution customers for shipping and handling.

5.   We note the reference to your customer loyalty card program, the Pharmacy Plus program and the no cost prescription drugs program on page 7. Please tell us the nature and terms of each of these programs, including any awards offered under the customer loyalty card and Pharmacy Plus programs, such as free merchandise or reduced prices on merchandise. Tell us how you account for the no cost prescription drug program and any awards offered under the customer loyalty card and Pharmacy Plus programs, indicating the basis in GAAP for your accounting in each case. Also tell us your consideration of disclosing this type of information in the notes to your financial statements.

Revenue Recognition, page 43

6.   Please tell us whether you pay slotting fees, engage in cooperative advertising programs, have buydown programs or make other payments to resellers. If so, please tell us your consideration of disclosing your accounting policy for each of these types of arrangements, including the statement of earnings line item that each type of arrangement is included in. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how the arrangement meets the requirements in ASC 605-50-45-2. Please also tell us your consideration of whether any disclosures related to these incentives are necessary in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note 4 – Restructuring, Asset Impairment and Other, page 49

7.   For each exit or disposal activity that has not been completed as of the most recent balance sheet date (i.e., for each exit or disposal activity with a remaining accrual), please tell us your consideration of providing (i) a description of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date and (ii) for each major type of costs and for each reportable segment the total amount expected to be incurred in connection with the activity, the amount incurred in the period and the cumulative amount incurred to date. Please also tell your consideration of disclosing the reason(s) for any adjustments to the liability, such as the $6.948 million reduction in the reserve related to lease terminations and other reversals in fiscal 2011 recorded in income and each of the changes in estimated lease and ancillary costs recorded against goodwill. Refer to ASC 420-10-50-1.

8.   Please show us how to reconcile the fiscal 2011 provision for severance and other costs and reversal of reserve related to lease terminations and other reversals disclosed in the table on page 49 to the provision for severance and other costs related to warehouse closing and the net benefit related to favorable lease terminations disclosed in the table at the top of page 50.

9.   Please refer to ASC 360-10-50-2 and tell us your consideration of disclosing for each year presented the amount of impairment charges and a description of the impaired long-lived assets (asset groups) and the facts and circumstances leading to the impairments.

Note 10 – Associate Retirement Plans, page 57

10.   Please tell us the items and their amounts included in the long-term postretirement liability presented in consolidated balance sheets which are not disclosed in the table of amounts recognized on page 59.

11.   As it relates to pension plan assets valued using significant unobservable inputs, please tell us your consideration of disclosing information about the valuation techniques and inputs used to determine fair value, including a discussion of changes in valuation techniques and inputs, if any, during the period. Refer to ASC 715-20-50-1.d.5.iv.03.

Note 15 – Reporting Segment Information, page 69

12.   Please disclose the factors used to identify your reportable segments, including the basis of organization. Also disclose whether operating segments have been aggregated. Refer to ASC 280-10-50-21.a.

Signatures, page 82

13.   The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D to Form 10-K, and revise to provide the signature of your principal accounting officer in the second signature section of Form 10-K.

Definitive Proxy Statement on Schedule 14A Filed June 24, 2011

Advisory (Non-Binding) Vote on Frequency of Future Advisory Votes on the Compensation of the Named Executive Officers, page 6

14.   We note your disclosure on page six indicates that shareholders have only three options with respect to their advisory vote on the frequency of advisory votes on the compensation of your named executive officers - one year, two years or three years. Please revise future disclosure to clarify, as indicated on your proxy card, that shareholders may also choose to abstain from voting. Refer to Section II.B.3 of Securities Act Release No. 33-9178 (adopted January 25, 2011).

<u>Form 8-K Filed July 27, 2011</u>

15.   We note your discussion of various non-GAAP measures including: consolidated Adjusted EBITDA, Adjusted EBITDA by segment, adjusted net earnings, adjusted operating earnings by segment, adjusted earnings from continuing operations, adjusted operating expense-to-sales ratio, net long-term debt, net debt to adjusted EBITDA and net long-term debt to capital ratio. We also note you only provide the applicable non-GAAP disclosures for consolidated Adjusted EBITDA and net long-term debt. Please refer to Regulation G and Instruction 2 to Item 2.02 of Form 8-K and tell us your consideration of disclosing the following information for each non-GAAP measure presented:

- A reconciliation of the non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP;
- A statement disclosing the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations; and
- To the extent material, a statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measure that are not disclosed pursuant to the preceding bullet point.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Chase, Staff Attorney, at (202) 551-3485 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief